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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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May 6, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telephone and Data Systems, Inc.
Preliminary Proxy Statement on Schedule 14A
PREC14A filed on April 28, 2015 by GAMCO Asset Management, Inc.,
Mario J. Gabelli, Philip T. Blazek and Walter M. Schenker
File No. 001-14157

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 4, 2015 (the “Staff Letter”), with regard to the above-referenced Preliminary Proxy Statement filed by GAMCO Asset Management, Inc. and the other participants in the solicitation (collectively, “GAMCO”), on April 28, 2015 (the “Proxy Statement”) with respect to Telephone and Data Systems, Inc.  (“TDS” or, the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Letter to Stockholders

1.
Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders.  At present, this statement appears at the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself as defined at Rule 14a-101.  Please revise or advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 6, 2015

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 1 of the Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 2

2.
We noticed that the proxy statement and other soliciting material will be available at a dedicated website.  Given the ambiguous use of the term furnish in the cover letter regarding the distribution of the proxy statement, please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a- 4(f).  If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

GAMCO acknowledges the Staff’s comment and hereby advises that it does not currently intend to rely upon Rule 14a-16 to distribute the Proxy Statement electronically as the primary means of fulfilling its obligations pursuant to each of Rule 14a-3(a) and Rule 14a-4(f).  GAMCO respectfully refers the Staff to the cover letter of the Proxy Statement and page 1 of the Proxy Statement for the disclosure regarding the approximate date upon which the Proxy Statement is currently expected to be mailed to shareholders.

Proposal No. 1, page 9

3.
We noticed the disclosure that the participants are reserving the right to vote for unidentified substitute nominees.  Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

GAMCO acknowledges the Staff’s comment, and hereby confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, GAMCO will file an amended proxy statement that: (1) identifies the substitute nominees and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A.

4.
The participants disclose that the shares of common stock represented by the proxy card will be voted for substitute nominees contingent upon a named nominee being unable to serve and other conditions being satisfied.  To the extent that any substitute nominees would need to be identified in a notice given to the issuer in order to satisfy its advanced notice requirement, and such deadline has passed, please revise the disclosure to remove the implication that voting for substitute nominees is a viable option.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to remove reference to the statement that “[w]e reserve the right to nominate substitute persons(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.”

May 6, 2015

Quorum; Broker Non-votes; Discretionary Voting, page 15

5.
Advise us, with a view toward revised disclosure in this section as well as Item 4 on the cover letter, the legal basis upon which the participants have relied to conclude that “the persons named in the enclosed proxy will have discretionary authority to vote with respect to such adjournment.”  To the extent revisions are made to the proxy statement and form of proxy in order to account for a proposal where adjournment is sought for the purpose of soliciting additional proxies, please revise the disclosure to qualify the scope of discretionary authority granted by referencing Rule 14a-4(c)(3).  At present, the disclosure indicates that such authority broadly empowers the proxy holders to vote on “any matter that may properly come before such meeting...”  Please ensure corresponding revisions also are made to the legend on page two.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 2, 15 and 18 of the Proxy Statement and the proxy card attached thereto.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three (3) acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

May 5, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on April 28, 2015, each of the undersigned acknowledges the following:

•	each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GAMCO ASSET MANAGEMENT INC.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel

/s/ David Goldman
DAVID GOLDMAN Attorney-In-Fact for Mario J. Gabelli

/s/ Philip T. Blazek
PHILIP T. BLAZEK

/s/ Walter M. Schenker
WALTER M. SCHENKER